UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

EXPLANATORY NOTE

This report on Form 6-K/A is being furnished to include the Independent Auditors' Report, which was missing at the previous Form 6-K, originally filed on July 27, 2011.

BANCO SANTANDER (BRASIL) S.A.

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. as of June 30, 2011 and the related statements of income, recognized income and expense, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of June 30, 2011, and its financial performance and its cash flows for the six-month period then ended in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Other Issues

Statements of Value Added

We have also reviewed the statement of value added for the six-month period ended June 30, 2011, the presentation of which is required by Brazilian Corporate Law for publicly-held companies. This statement was subjected to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2011

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

ASSETS	Note	June 30, 2011	December 31, 2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		62,659,221	56,800,151

FINANCIAL ASSETS HELD FOR TRADING	4-a	31,400,119	24,821,365
Loans and amounts due from credit institutions		-	47,662
Debt instruments		23,732,107	16,472,413
Equity instruments		2,295,068	3,283,931
Trading derivatives		5,372,944	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	18,401,797	17,939,781
Loans and amounts due from credit institutions		144,511	292,034
Debt instruments		214,223	224,388
Equity instruments		18,043,063	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	55,680,373	47,206,019
Debt instruments		54,185,580	45,477,982
Equity instruments		1,494,793	1,728,037

LOANS AND RECEIVABLES	4-a	182,637,629	174,106,525
Loans and amounts due from credit institutions		21,674,451	22,658,520
Loans and advances to customers	14	160,883,998	151,366,561
Debt instruments		79,180	81,444

HEDGING DERIVATIVES		104,598	115,640

NON-CURRENT ASSETS HELD FOR SALE	5	46,968	66,821

INVESTMENTS IN ASSOCIATES	6	404,179	370,586

TANGIBLE ASSETS		4,577,549	4,518,109

INTANGIBLE ASSETS	8	32,080,280	31,962,619
Goodwill		28,312,236	28,312,236
Other intangible assets		3,768,044	3,650,383

TAX ASSETS		15,453,264	14,842,066
Current		2,127,570	1,217,186
Deferred		13,325,694	13,624,880

OTHER ASSETS		3,424,570	1,913,001

TOTAL ASSETS		406,870,547	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

LIABILITIES AND EQUITY	Note	June 30, 2011	December 31, 2010

FINANCIAL LIABILITIES HELD FOR TRADING	9	5,336,801	4,784,653
Trading derivatives		5,176,483	4,755,314
Short positions		160,318	29,339

FINANCIAL LIABILITIES AT AMORTISED COST	9	280,311,887	253,340,771
Deposits from credit institutions		45,700,499	42,391,572
Customer deposits		176,806,224	167,949,201
Marketable debt securities		32,589,509	20,086,645
Subordinated liabilities		10,276,291	9,695,105
Other financial liabilities		14,939,364	13,218,248

HEDGING DERIVATIVES		792	112

LIABILITIES FOR INSURANCE CONTRACTS		20,517,288	19,643,129

PROVISIONS	10	9,371,029	9,395,161
Provisions for pensions funds and similar obligations		1,202,480	1,190,108
Provisions for contingent liabilities, commitments and other provisions		8,168,549	8,205,053

TAX LIABILITIES		12,131,024	10,529,625
Current		8,550,990	6,249,466
Deferred		3,580,034	4,280,159

OTHER LIABILITIES		3,921,802	3,605,838

TOTAL LIABILITIES		331,590,623	301,299,289

SHAREHOLDERS' EQUITY		74,727,683	72,571,563
Issued capital	11	62,634,585	62,634,585
Reserves		9,941,652	6,094,885
Profit for the period attributable to the Parent		4,151,446	7,382,093
Less: Dividends and remuneration	11-b	(2,000,000)	(3,540,000)

VALUATION ADJUSTMENTS		542,000	783,755
Available-for-sale financial assets		709,098	949,597
Cash flow hedges		(167,098)	(165,842)

NON-CONTROLLING INTERESTS		10,241	8,076

TOTAL EQUITY		75,279,924	73,363,394
TOTAL LIABILITIES AND EQUITY		406,870,547	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Brazilian Reais, except for per share data)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2011	2010	2011	2010

Interest and similar income		12,683,080	9,839,721	24,485,171	19,117,310
Interest expense and similar charges		(5,923,410)	(3,973,876)	(11,086,574)	(7,418,735)
INTEREST NET INCOME	14	6,759,670	5,865,845	13,398,597	11,698,575
Income from equity instruments	14	44,750	14,113	49,517	17,854
Income from companies accounted for by the equity method	6 & 14	15,256	12,787	33,449	23,175
Fee and commission income	14	2,166,504	1,928,243	4,255,651	3,769,731
Fee and commission expense	14	(300,532)	(219,130)	(607,425)	(438,216)
Gains/losses on financial assets and liabilities (net)	14	635,145	182,099	1,135,968	827,667
Financial assets held for trading		498,890	199,308	951,338	683,267
Other financial instruments at fair value through profit or loss		(1,691)	(31,341)	2,419	(31,212)
Financial instruments not measured at fair value through profit or loss		143,676	13,961	183,898	111,273
Other		(5,730)	171	(1,687)	64,339
Exchange differences (net)	14	141,467	(31,767)	113,019	(118,560)
Other operating income (expense)	14	(147,354)	(58,489)	(175,703)	(105,025)
TOTAL INCOME		9,314,906	7,693,701	18,203,073	15,675,201
Administrative expenses	12 & 14	(2,966,882)	(2,773,373)	(5,926,364)	(5,428,615)
Personnel expenses		(1,581,235)	(1,416,998)	(3,197,051)	(2,771,799)
Other general expenses		(1,385,647)	(1,356,375)	(2,729,313)	(2,656,816)
Depreciation and amortization	14	(357,096)	(292,830)	(695,249)	(579,291)
Tangible assets		(146,337)	(115,956)	(273,651)	(230,785)
Intangible assets		(210,759)	(176,874)	(421,598)	(348,506)
Provisions (net)	14	(624,055)	(289,371)	(1,253,767)	(918,795)
Impairment losses on financial assets (net)	14	(2,300,843)	(2,250,822)	(4,359,502)	(4,654,045)
Loans and receivables	4-b.2	(2,300,843)	(2,250,646)	(4,359,502)	(4,653,600)
Other financial instruments not measured at fair value through profit or loss		-	(176)	-	(445)
Impairment losses on other assets (net)	14	(4,767)	37,088	(13,963)	33,005
Other intangible assets		(1,283)	(3,701)	(8,950)	(7,397)
Other assets		(3,484)	40,789	(5,013)	40,402
Gains on disposal of assets not classified as non-current assets held for sale	14	(58)	20,378	1,487	35,569
Gains on non-current assets held for sale not classified as discontinued operations	14	(22,403)	24,596	4,819	129,493
OPERATING PROFIT BEFORE TAX		3,038,802	2,169,367	5,960,534	4,292,522
Income taxes		(956,059)	(403,202)	(1,806,620)	(763,271)
CONSOLIDATED PROFIT FOR THE PERIOD		2,082,743	1,766,165	4,153,914	3,529,251
Profit attributable to the Parent		2,082,747	1,767,680	4,151,446	3,530,695
Profit (loss) attributable to non-controlling interests		(4)	(1,515)	2,468	(1,444)

EARNINGS PER SHARE (Brazilian Reais)
Basic and diluted earnings per 1,000 share (Brazilian Reais - R$)
Common shares		4.99	4.23	9.94	8.45
Preferred shares		5.49	4.66	10.93	9.30
Profit attributable (Brazilian Reais - R$)
Common shares		1,061,368	900,810	2,115,577	1,799,242
Preferred shares		1,021,379	866,870	2,035,869	1,731,453
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	212,841,732	212,841,732	212,841,732
Preferred shares		186,202,385	186,202,385	186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

CONSOLIDATED PROFIT FOR THE PERIOD	2,082,743	1,766,165	4,153,914	3,529,251

OTHER RECOGNIZED INCOME AND EXPENSE	(113,237)	14,989	(241,755)	114,830
Available-for-sale financial assets	(134,362)	(9,753)	(380,001)	181,020
Valuation adjustments	9,314	4,208	(196,103)	292,293
Amounts transferred to income statement	(143,676)	(13,961)	(183,898)	(111,273)
Cash flow hedges	(7,394)	30,952	(2,270)	54,090
Valuation adjustments	(7,394)	30,952	(2,270)	54,090
Income taxes	28,519	(6,210)	140,516	(120,280)
TOTAL RECOGNIZED INCOME AND EXPENSE	1,969,506	1,781,154	3,912,159	3,644,081

Attributable to the parent	1,969,510	1,782,669	3,909,691	3,645,525
Attributable to non-controlling interests	(4)	(1,515)	2,468	(1,444)
TOTAL	1,969,506	1,781,154	3,912,159	3,644,081

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
		Shareholders' Equity

	Share Capital	Reserves	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2009	62,612,455	2,161,302	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	3,530,695	-	3,530,695	114,830	3,645,525	(1,444)	3,644,081
Other Changes in Equity
Appropriation of net profit for the period	-	5,507,606	(5,507,606)	-	-	-	-	-	-
Dividends and interest on capital	-	(1,575,000)	-	275,000	(1,300,000)	-	(1,300,000)	-	(1,300,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-
Equity-instruments-based payment	-	2,640	-	-	2,640	-	2,640	-	2,640
Other	-	2,131	-	-	2,131	-	2,131	3,574	5,705
Balances at June 30, 2010	62,634,585	6,076,549	3,530,695	(1,300,000)	70,941,829	673,872	71,615,701	3,468	71,619,169

Balances at December 31, 2010	62,634,585	6,094,885	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total recognized income and expense	-	-	4,151,446	-	4,151,446	(241,755)	3,909,691	2,468	3,912,159
Other Changes in Equity
Appropriation of net profit for the period	-	7,382,093	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital	-	(3,540,000)	-	1,540,000	(2,000,000)	-	(2,000,000)	-	(2,000,000)
Equity-instruments-based payment	-	4,674	-	-	4,674	-	4,674	-	4,674
Other	-	-	-	-	-	-	-	(303)	(303)
Balances at March 31, 2011	62,634,585	9,941,652	4,151,446	(2,000,000)	74,727,683	542,000	75,269,683	10,241	75,279,924

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	June 30,
	2011	2010
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	4,153,914	3,529,251
Adjustments to net profit	6,026,977	5,913,192
Depreciation of tangible assets	273,651	230,785
Amortization of intangible assets	421,598	348,506
Impairment losses on other assets (net)	13,963	7,397
Provisions and Impairment losses on financial assets (net)	5,613,269	5,572,395
Gains (net) on disposal of tangible assets, investments and non-current assets held for sale	(6,306)	(165,062)
Share of results of entities accounted for using the equity method	(33,449)	(23,175)
Changes in deferred tax assets and liabilities	(260,423)	(60,294)
Others	4,674	2,640
Net (increase) decrease in operating assets	(38,726,422)	(37,702,324)
Cash and Balance with the Brazilian Central Bank	(6,037,159)	(17,708,526)
Financial assets held for trading	(6,578,754)	(15,786,710)
Other financial assets at fair value through profit or loss	(462,016)	81,030
Available-for-sale financial assets	(8,854,355)	4,008,075
Loans and receivables	(14,335,940)	(9,331,433)
Other assets	(2,458,198)	1,035,240
Net increase (decrease) in operating liabilities	19,614,271	29,628,558
Financial liabilities held for trading	552,148	233,146
Other financial liabilities at fair value through profit or loss	-	76
Financial liabilities at amortized cost	17,403,320	31,636,598
Other liabilities	1,658,803	(2,241,262)
Payments of taxes	(1,444,375)	(373,215)
Total net cash flows from operating activities (1)	(10,375,635)	995,462

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(824,458)	(901,575)
Tangible assets	(407,526)	(528,087)
Intangible assets	(416,932)	(373,488)
Divestments	25,768	100,866
Subsidiaries, jointly controlled entities and associates	-	2,131
Tangible assets	19,805	98,735
Dividends received	5,963	-
Total net cash flows from investing activities (2)	(798,690)	(800,709)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of other long-term liabilities	17,946,308	7,143,436
Dividends paid and interest on capital	(2,095,095)	(1,571,468)
Payments of subordinated liabilities	-	(1,616,274)
Payments of other long-term liabilities	(6,283,417)	(6,787,167)
Increase/Decrease in non-controlling interests	(303)	3,574
Total net cash flows from financing activities (3)	9,567,493	(2,827,899)
NET DECREASE IN CASH (1+2+3)	(1,606,832)	(2,633,146)
Cash and cash equivalents at beginning of period	9,346,899	18,730,403
Cash and cash equivalents at end of period	7,740,067	16,097,257

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	16,590	37,582
Dividends and interest on capital declared but not paid	1,899,797	1,197,272
Supplemental information
Interest received	23,982,857	19,114,069
Interest paid	10,797,529	7,594,470

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

1. Introduction, basis of presentation of the consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards, securities brokerage, and buying club management; and (iii) Asset Management and Insurance, which operates in insurance, pension plan, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide anupdateon the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Consequently, these interim financial statements do not include all the information required of consolidated financial statements prepared in accordance with IFRS as adopted by the IASB, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2010, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2010 which did not have a material effect on these consolidated financial statements, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

  The balance sheet becomes the statement of financial position;
  The statement of recognized income and expense becomes the statement of comprehensive income; and
  The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2009 and 2010.

Standards and Interpretations effective subsequent to June 30, 2011

On 12 May 2011, the IASB published new and revised standards addressing the accounting for consolidation, involvements in joint arrangements and disclosure of involvements with other entities.

IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation —Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

  Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.
  Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The standards above have aneffective date for annual periods beginning on or after 1 January 2013, with earlier application permitted so long as each of the other standards mentioned are also early applied. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12.

On 12 May 2011, the IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after 1 January 2013 with early application permitted.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

On 16 June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets). Net interest is calculated using high quality corporate Bond yield. This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or later 1 January 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

On 16 June 2011, the IASB also issued “Presentation of Items of Other Comprehensive Income” (amendments to IAS 1). The amendments to IAS 1 are the result of a joint Project with the US Financial Accounting Standards Board and provide guidance on the presentation of items contained in the comprehensive income (OCI) and their classification within OCI. The amendments are effective for reporting periods beginning on or later 1 July 2012, with earlier application permitted.

The Bank is analyzing the impacts of the adoption of standards and amendments mentioned above and.

The consolidated interim financial statements for the period ended on June 30, 2011 was approved by the Management Committee at the meeting held on July 25, 2011.

c) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

These estimates relate basically to the following:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

Allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. Impairment expenses are recorded when there are objective evidence that assets are impaired or that their value is no recoverable. The process of evaluating the potential impairment requires significant judgment.

Assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

  assumed interest rates.
  mortality tables.
  annual social security pension revision rate.
  price inflation.
  annual salary growth rate.
  the method used to calculate vested commitments to current employees.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies’ tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

  Changes in deposit amounts, customer basis and defaults by borrowers;
  Changes in interest rates;
  Changes in inflation rates;
  Government regulation and tax matters;
  Adverse legal or regulatory disputes or proceedings;
  Credit, market and other risks of lending and investment activities;
  Changes in market values of Brazilian securities, particularly Brazilian government securities; and
  Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2010 and 2009 consolidated financial statements. In the period ended on June 30, 2011 there were no significant changes in the estimates made at 2010 year-end besides those indicated in these interim financial statements.

d) Contingent assets and liabilities

Note 2-q of the consolidated financial statements for the year ended December 31, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2010 and the date of preparation of these interim financial statements.

e) Comparative information

The information for 2010 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the six months period ended on June 30, 2011.

f) Seasonality of the Bank’s transactions

Given the activities in which the Bank’s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six months period ended on June 30, 2011.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

There were no transactions involving changes in the scope of consolidation for the six months period ended on June 30, 2011.

3. Corporate Restructuring

Sale of Santander Seguros

Continuing with the process of sale of Santander Seguros released in February 2011, at ameeting held on July 13, 2011, Banco Santander’s Board of Directors approved the celebration of the final documents for the sale of all the shares issued by its wholly-owned subsidiary, Santander Seguros S.A. (“Santander Seguros”), and indirectly of Santander Brasil Seguros S. A. (“Santander Brasil Seguros”) to Zurich Santander Insurance America, S.L., a holding company headquartered in Spain (“Holding”), initially to be held by its controlling shareholder, Banco Santander, S.A. (“Santander Spain”), and to Inversiones ZS América SPA, company headquartered in Chile, (“Transaction”), which were signed on July 14, 2011.

The completion of the Transaction, expected to the end of 2011, is subject to compliance with certain conditions precedent that are typical of similar transactions, including the obtaining the relevant regulatory approvals, especially of Superintendence of Private Insurance - SUSEP.

The Transaction is part of the strategic alliance between Santander Spain and Zurich Financial Services Ltd. ("Zurich"), involving the acquisition, by the Holding, of all the property and casualty and life insurance and private pension companies of the Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction is concluded and/or the Holding acquires the other assets referred hereto, Santander Spain will sell fifty-one percent (51%) of the Holding's capital to Zurich.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

Santander Seguros’ core business is all types of insurance for individuals, savings funds and private pension plans. It is the controlling shareholder of Santander Brasil Seguros, whose core business is all types of property damage insurance.

As part of the Transaction, the Bank exclusively distribute insurance products in the next 25 years, through its branch network, except for auto insurance which are not included in the scope of exclusivity in Transaction. As per the agreements, Banco Santander will receive remuneration equivalent to the amount currently received.

The Transaction aims to drive and strengthen Banco Santander operations in the insurance market by offering a wider range of products, covering clients that are currently not served by insurers, and leveraging Banco Santander distribution capacity, among others.

Santander Capitalização S.A. (Santander Capitalização) is not included in the Transaction and remain under Banco Santander control, well as the activities of insurance brokerage, through Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, Banco Santander will receive R$3,167 million on the agreement date, based on third-parties report which is subject to adjustments, including reductions due to the partial spin-off of Capitalização, to be recorded in book value.

Santander Seguros is a wholly-owned subsidiary of Banco Santander and hence the purchase and sale that is the object of the Transaction will entitle Banco Santander shareholders to preemptive rights, pursuant to article 253 of Law 6,404/76.

Partial spin-off of Santander Seguros with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Santander Seguros, at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Santander Seguros with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 thousands and refers only and exclusively to the totality of the participation held by Santander Seguros on Santander Capitalização's capital.

Sancap is in the process of constitution and the partial spin-off is in the process of approval in SUSEP.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2011 and December 31, 2010 is as follows:

Thousands of Reais	June 30, 2011

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	144,511	-	21,674,451	21,818,962
Loans and advances to customers	-	-	-	160,883,998	160,883,998
Of which:
Loans and advances to customers, gross (1)	-	-	-	171,378,828	171,378,828
Impairment losses (note 4b.2)	-	-	-	(10,494,830)	(10,494,830)
Debt instruments	23,732,107	214,223	54,185,580	79,180	78,211,090
Equity instruments	2,295,068	18,043,063	1,494,793	-	21,832,924
Trading derivatives	5,372,944	-	-	-	5,372,944
Total	31,400,119	18,401,797	55,680,373	182,637,629	288,119,918

(1) In the first half of 2011, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated of US$876 million, equivalent to R$1,368 million (on December 31, 2010 amounting updated of US$716 million, equivalent to R$1,193 million).

Thousands of Reais	December 31, 2010

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	47,662	292,034	-	22,658,520	22,998,216
Loans and advances to customers	-	-	-	151,366,561	151,366,561
Of which:
Loans and advances to customers, gross	-	-	-	160,558,323	160,558,323
Impairment losses (note 4b.2)	-	-	-	(9,191,762)	(9,191,762)
Debt instruments	16,472,413	224,388	45,477,982	81,444	62,256,227
Equity instruments	3,283,931	17,423,359	1,728,037	-	22,435,327
Trading derivatives	5,017,359	-	-	-	5,017,359
Total	24,821,365	17,939,781	47,206,019	174,106,525	264,073,690

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicatedinNote2of the consolidated financial statements of the Bank for the year ended December 31, 2010, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, which the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At June 30, 2011 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited consolidated statement of recognized income and expenses.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six months period ended on June 30, 2011 and 2010 were as follows:

	June 30,
Thousands of Reais	2011	2010

Balance at beginning of the period	9,191,762	10,070,479
Impairment losses charged to income for the period – Loans and receivables	5,259,759	4,988,869
Write-off of impaired balances against recorded impairment allowance	(3,956,691)	(5,272,921)
Balance at end of the period	10,494,830	9,786,427
Recoveries of loans previously charged off	900,257	335,269

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$4,359,502 thousand and R$4,653,600 thousand in the six months periods ended on June 30, 2011 and 2010, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the six months period ended on June 30, 2011 and 2010 is as follows:

	June 30,
Thousands of Reais	2011	2010

Balance at beginning of the period	9,348,648	9,899,884
Net additions	6,020,304	4,996,954
Written-off assets	(3,956,691)	(5,272,921)
Balance at end of the period	11,412,261	9,623,917

5. Non-current assets held for sale

At June 30, 2011 and December 31, 2010, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments
	June 30,	December 31,	June 30,	December 31,	June 30,
Thousands of Reais	2011	2010	2011	2010	2011	2010

Norchem Holding e Negócios S.A.	21.75%	21.75%	21,807	22,325	1,681	844
Norchem Participações e Consultoria S.A. (1)	50.00%	50.00%	27,040	28,525	1,538	1,101
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.64%	39.58%	122,256	106,939	15,419	12,826
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	222,628	202,825	13,697	7,973
Celta Holding S.A. (2)	-	-	-	-	-	522
Cibrasec - Companhia Brasileira de Securitização (3)	13.64%	13.64%	10,448	9,972	1,114	(91)
Total			404,179	370,586	33,449	23,175
(1)	Joint-controlled company.
(2)	Investment sold in 2010.
(3)

Although the participations was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the bank’s representation on the board of directors of investee, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investee.

(*)	Associates companies do not have their shares listed on the Stock Exchange.
(**)	The Bank does not have collateral with associates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b) Changes

The changes in the balance of this item in the six months period ended on June 30, 2011 and 2010 were as follows:

	June 30,
Thousands of Reais	2011	2010

Balance at beginning of period	370,586	419,122
Capital increases	6,107	-
Income from companies accounted for by the equity method	33,449	23,175
Dividends proposed/received	(5,963)	(13,314)
Balance at end of period	404,179	428,983

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended on June 30, 2011 and December 31, 2010.

7. Tangible assets

a) Changes

In the six months period ended on June 30, 2011 and 2010 tangible asset items were acquired for R$407,526 thousand and R$528,087 thousand, respectively. Also, in the six months period ended on June 30, 2011 and 2010 tangible asset items were disposed, and the carrying amounts was R$19,805 thousand and R$98,735 thousand, respectively, giving rise to net gains on disposal of R$1,487 thousand and R$35,569 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on June 30, 2011 and December 31, 2010.

c) Tangible asset purchase commitments

At June 30, 2011 and December 31, 2010, the Bank did not have any significant commitments to purchase tangible asset items.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted in December 31, 2010, and for the current period was not identified any evidence of impairment.

Thousands of Reais		June 30, 2011	December 31, 2010

Breakdown:
Banco ABN Amro Real S.A.		27,217,565	27,217,565
Real Seguros Vida e Previdência		1,094,671	1,094,671
Total		28,312,236	28,312,236

Operating segments:
Commercial Banking		27,217,565	27,217,565
Asset Management and Insurance		1,094,671	1,094,671
Total		28,312,236	28,312,236

b) Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

Thousands of Reais	Estimated Useful Life	June 30, 2011	December 31, 2010

With finite useful life:
IT developments	3 years	2,776,909	2,405,493
Customer relationship	(1)	4,444,439	4,616,136
Other assets	up to 5 years	253,743	249,397
Accumulated amortization		(2,893,238)	(2,815,200)
Impairment losses (2)		(813,809)	(805,443)
Total		3,768,044	3,650,383

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at June 30, 2011 and December 31, 2010 is as follows:

Thousands of Reais	June 30, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from credit institutions	-	45,700,499	45,700,499
Customer deposits	-	176,806,224	176,806,224
Marketable debt securities	-	32,589,509	32,589,509
Trading derivatives	5,176,483	-	5,176,483
Subordinated liabilities	-	10,276,291	10,276,291
Short positions	160,318	-	160,318
Other financial liabilities	-	14,939,364	14,939,364
Total	5,336,801	280,311,887	285,648,688

Thousands of Reais	December 31, 2010
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from credit institutions	-	42,391,572	42,391,572
Customer deposits	-	167,949,201	167,949,201
Marketable debt securities	-	20,086,645	20,086,645
Trading derivatives	4,755,314	-	4,755,314
Subordinated liabilities	-	9,695,105	9,695,105
Short positions	29,339	-	29,339
Other financial liabilities	-	13,218,248	13,218,248
Total	4,784,653	253,340,771	258,125,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

Thousands of Reais		June 30, 2011	December 31, 2010

Demand deposits (1)		277,801	344,072
Time deposits (2)		26,311,595	28,867,406
Repurchase agreements		19,111,103	13,180,094
Total		45,700,499	42,391,572
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

b.2) Customer deposits

Thousands of Reais		June 30, 2011	December 31, 2010

Demand deposits
Current accounts (1)		13,915,825	16,131,836
Savings accounts		30,299,045	30,303,463
Time deposits		76,890,005	68,916,301
Repurchase agreements		55,701,349	52,597,601
Total		176,806,224	167,949,201
(1) Non-interest bearing accounts.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b.3) Marketable debt securities

Thousands of Reais	June 30, 2011	December 31, 2010

Real estate credit notes - LCI	8,243,196	7,614,891
Bonds and other securities	6,716,469	3,351,137
Treasury Bills (1)	14,883,334	6,638,936
Securitization notes (MT100) (2)	1,829,026	1,577,181
Agribusiness credit notes - LCA	917,484	904,500
Total	32,589,509	20,086,645

(1) In 2010, the National Monetary Council (CMN) has established that financial institutions could issue Treasury Bills. This instrument is used as a mechanism to broaden the market for long-term financing, the main features: minimum of two years, minimum denomination of R$300 thousand and allowed the sender to ransom in advance only 5% of the amount issued.

(2) Obligation incurred from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$49 million (December 31, 2010 - US$98 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$157 million (December 31, 2010 - US$173 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015, the series 2008-2 in total amount of US$400 million, with charges equivalent to Libor (6 months) + 0.8% p.a., payable semiannually, with the principal payable semiannually in 6 installments between March 2012 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable semiannually in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019, the series 2010-1 in the amount of US$247 million, with charges equivalent to Libor + 1.5% p.a., payable semiannually, with the principal payable semiannually in 7 installments between March 2013 to March 2016, the series 2011-1 in the amount of US$100 million, with charges equivalent to 4.2% p.a., payable semiannually, with the principal payable semiannually in 9 installments between March 2014 to March 2018 and the series 2011-2 in the amount of US$150 million, with charges equivalent to 1.7% p.a., payable semiannually, with the principal payable semiannually in 5 installments between March 2014 to March 2016.

The changes in the balance of Marketable debt instruments in the six months period ended on June 30, 2011 and 2010 were follows:

	June 30
Thousands of Reais	2011	2010

Balance at beginning of the period	20,086,645	11,439,010
Issues	17,946,308	7,143,436
Payments	(6,283,417)	(6,787,167)
Interest	1,301,379	511,354
Exchange differences and Others	(461,406)	(138,676)
Balance at end of the period	32,589,509	12,167,957

At June 30, 2011 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

	June 30
Thousands of Reais	2011	2010

Balance at beginning of the period	9,695,105	11,304,445
Redemption	-	(1,667,219)
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate) (1)	-	(1,667,219)
Interest paid	-	(39,183)
Interest	581,186	454,312
Foreign exchange	-	30,138
Balance at end of the period	10,276,291	10,082,493

(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$64,188 thousand accounted in "Gains/losses on financial assets and liabilities". The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

b.5) Other issues guaranteed by the Bank

At June 30, 2011 and December 31, 2010, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	June 30, 2011	December 31, 2010

Provisions for pensions funds and similar obligations	1,202,480	1,190,108
Provisions for contingencies, commitments and other provisions (1)	8,168,549	8,205,053
Of which:
Provisions for contingencies, commitments and other provisions	7,015,257	8,205,053
Contingent liabilities under the responsibility of former controlling stockholders (note 10.b iv)	1,153,292	-
Total	9,371,029	9,395,161

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$6,053,581 thousand (December 31, 2010 - R$5,119,731 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$58,210 thousand (December 31, 2010 - R$278,194 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

• Increase in CSLLtax rate - R$1,093,205 thousand (December 31, 2010 - R$848,734 thousand) - The Bank and other companies of theGroupfiledfor an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$506,212 thousand (December 31, 2010 - R$473,371 thousand): refers to discussions in several companies in administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$357,649 thousand (December 31, 2010 - R$259,526 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position’s by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the Superior Court decided that the period of prescription for class actions regarding Economic plans is five years from each Economic Plan dates. With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Banco Santander believes that its defense’s arguments can be well succeed.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$1,126,126 thousand, R$15,985 thousand and R$11,181 thousand (December 31, 2010 - R$455,841 thousand, R$30,764 thousand and R$7,180 thousand), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$550 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander. The notices refer to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder. The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements. The updated amount of all the proceedings is approximately R$620 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$399 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$205 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$107 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$163 million.

• IRPJ and CSLL - Capital Gain - In December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$197 million with respect to IRPJ and CSLL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN AMRO Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$205 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

11. Equity

a) Issued capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	June 30, 2011
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital (1)	600,000	1.4366	1.5802	158.0216
Intermediate dividends (2)	273,840	0.6556	0.7212	72.1211
Intercalary dividends (2)	476,160	1.1401	1.2541	125.4059
Interest on capital (3)	550,000	1.3168	1.4485	144.8532
Intermediate dividends (4)	100,000	0.2394	0.2634	26.3369
Total in June 30, 2011	2,000,000
(1) Established by the board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by the Board of Directors in June, 2011.

(5) The amount for to the intercalary dividends and interest on capital will be input into the mandatory dividends, recognized in income of 2011 and will be paid on date to be timely informed, without any additional amount for monetary correction.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

	December 31, 2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000
(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital was paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends was paid on February 25, 2011.
(9) The amount for to the intercalary dividends and interest on capital was input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

12. Breakdown of income accounts

a) Personnel expenses

			June 30,
Thousands of Reais			2011	2010

Wages and salaries			2,050,364	1,750,203
Social security costs			517,370	472,254
Benefits			431,344	381,023
Defined benefit pension plans			5,966	8,930
Contributions to defined contribution pension funds			27,308	25,091
Share-based payment costs			20,738	20,785
Training			50,419	35,527
Other personnel expenses			93,542	77,986
Total			3,197,051	2,771,799

b) Other general administrative expenses

			June 30,
Thousands of Reais			2011	2010

Property, fixtures and supplies			520,277	471,713
Technology and systems			526,555	501,018
Advertising			202,375	160,242
Communications			285,088	279,816
Per diems and travel expenses			66,826	71,080
Taxes other than income tax			24,547	38,861
Surveillance and cash courier services			246,076	253,060
Insurance premiums			4,840	4,182
Specialized and technical services			751,430	745,744
Technical reports			170,955	184,695
Others specialized and technical services			580,475	561,049
Other administrative expenses			101,299	131,100
Total			2,729,313	2,656,816

13. Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of June 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

On June 30, 2011, pro-rata day expenses amounting R$4,674 thousand (on June 30, 2010 - R$2,640 thousand) relating to the Stock Option Plan for Share Deposit Certificates -Units (SOP) and R$7,934 thousand (on June 30, 2010 - R$10,561 thousand) relating to the Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). Was recorded also in the gain with the oscillation of the market value of the action plan of the PSP for R$2,260 thousand as "Gains (losses) on financial assets and liabilities (net) -Other".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On June 30, 2011, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented period.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b) Global program

The main assumptions used as of June 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

On June 30, 2011, pro-rata expenses were registered in the amount of R$7,038 thousand (on June 30, 2010 - R$7,584 thousand), related to the costs of the cycles of the Global Program Plans.

c) Share-Based Bonus

The main assumptions used as of June 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

In the period ended on June 30, 2011, pro-rata expenses were registered in the amount of R$991 thousand, referring to the provision for Share-Based Bonus and the gain was recorded with the oscillation of the market value of the share of the plan for R$6,752 thousand as "Gains (losses) on financial assets and liabilities (net) - Other".

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

  Commercial Banking
  Global Wholesale Banking
  Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	June 30, 2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	11,961,080	1,247,394	190,123	13,398,597
Income from equity instruments	49,517	-	-	49,517
Share of results of entities accounted for using the equity method	33,449	-	-	33,449
Net fee and commission income	3,077,524	399,869	170,833	3,648,226
Gains (losses) on financial assets and liabilities and exchange differences	1,028,611	220,542	(166)	1,248,987
Other operating income/(expenses)	(399,461)	(15,206)	238,964	(175,703)
TOTAL INCOME	15,750,720	1,852,599	599,754	18,203,073
Personnel expenses	(2,907,616)	(245,453)	(43,982)	(3,197,051)
Other administrative expenses	(2,579,027)	(121,323)	(28,963)	(2,729,313)
Depreciation and amortization	(630,949)	(52,068)	(12,232)	(695,249)
Provisions (net)	(1,233,863)	3,422	(23,326)	(1,253,767)
Net impairment losses on financial assets	(4,343,454)	(16,048)	-	(4,359,502)
Net impairment losses on non-financial assets	(10,568)	(3,475)	80	(13,963)
Other financial gains/(losses)	6,306	-	-	6,306
PROFIT BEFORE TAX	4,051,549	1,417,654	491,331	5,960,534

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

Thousands of Reais	June 30, 2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total

NET INTEREST INCOME	10,374,672	1,221,243	102,660	11,698,575
Income from equity instruments	17,854	-	-	17,854
Share of results of entities accounted for using the equity method	23,175	-	-	23,175
Net fee and commission income	2,669,582	460,565	201,368	3,331,515
Gains (losses) on financial assets and liabilities and exchange differences	597,702	79,403	32,002	709,107
Other operating income/(expenses)	(279,476)	(15,265)	189,716	(105,025)
TOTAL INCOME	13,403,509	1,745,946	525,746	15,675,201
Personnel expenses	(2,522,591)	(218,150)	(31,058)	(2,771,799)
Other administrative expenses	(2,507,018)	(113,305)	(36,493)	(2,656,816)
Depreciation and amortization	(508,608)	(24,957)	(45,726)	(579,291)
Provisions (net)	(894,602)	(4,820)	(19,373)	(918,795)
Net impairment losses on financial assets	(4,668,176)	14,131	-	(4,654,045)
Net impairment losses on non-financial assets	33,004	-	1	33,005
Other financial gains/(losses)	165,062	-	-	165,062
PROFIT BEFORE TAX	2,500,580	1,398,845	393,097	4,292,522

Thousands of Reais	June 30, 2011

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total
Total assets	336,342,260	44,562,339	25,965,948	406,870,547
Loans and advances to customers	128,893,257	31,939,913	50,828	160,883,998
Customer deposits	151,514,561	23,833,795	1,457,868	176,806,224

Thousands of Reais	December 31, 2010

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on June 30, 2011 and 2010:

a) Key-person management compensation

At the meeting held on March 24, 2011, wassubmitted to the Board of Directors of the Bank the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, totaling up to R$3,960 thousand. The global compensation proposal of directors and Audit Committee members for the year 2011 was approved at the General Meeting of the Bank held on April 26, 2011.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

	June 30,
Thousands of Reais	2011	2010

Fixed compensation	24,446	24,782
Variable compensation	124,294	73,187
Other	5,340	3,921
Total (1) (2)	154,080	101,890

(1) Refers to the amount paid by Banco Santander to its directors for the positions which they hold in the Bank and other companies of the conglomerate. And in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) In the period of six months ended June 30, 2011, they were paid to the Directors of Santander Seguros and Santander Asset the amount of R$3,259 thousand (June 30, 2010 - R$3,097).

Additionally, in the period of six months ended June 30, 2011, charges were collected on key-person management compensation amounting R$11,226 thousand (June 30, 2010 R$12,405 thousand).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the directors or members of theBoardof Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares):

	June 30, 2011
	Common	Common	Preferred	Preferred	Total	Total
	Shares		Shares		Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	223,160	0.1%	204,219	0.1%	427,379	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,917,601	17.8%	35,973,850	19.3%	73,891,451	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	June 30, 2011			December 31, 2010
		Joint-			Joint-
		controlled	Other Related-		controlled	Other Related-
	Parent (1)	companies	Party (2)	Parent (1)	companies	Party (2)
Assets
Trading derivatives, net	43,759	-	(153,292)	35,513	-	(125,147)
Banco Santander Spain	43,759	-	-	35,513	-	-
Santander Benelux, S.A., N.V.	-	-	(149,820)	-	-	(118,521)
Abbey National Treasury Services Plc	-	-	(5,681)	-	-	(33,076)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	2,209	-	-	26,450
Loans and amounts due from credit institutions (1)	2,519,619	431,262	212,700	4,262,254	269,667	277,807
Banco Santander Spain	2,519,619	-	-	4,262,254	-	-
Santander Benelux, S.A., N.V.	-	-	211,638	-	-	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	430,513	-	-	263,559	-
Companhia de Arrendamento Mercantil RCI Brasil	-	749	-	-	6,108	-
Banco Santander Totta, S.A.	-	-	1,062	-	-	729
Abbey National Treasury Services Plc	-	-	-	-	-	18,817
Other Assets	17,035	-	(50)	27,090	795	2,457
Banco Santander Spain	17,035	-	-	27,090	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	529	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(50)	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	266	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,457
				-	-	-
Liabilities				-	-	-
Deposits from credit institutions	(1,255,899)	(28,197)	(165,321)	(2,167,452)	(76,340)	(1,940,158)
Banco Santander Spain	(1,255,899)	-	-	(2,167,452)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(141,065)	-	-	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(1,857,963)
Banco Santander, S.A. – Uruguay	-	-	(3,689)	-	-	(6,538)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(24,595)	-	-	(73,270)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,602)	-	-	(3,070)	-
Santander Investment Limited	-	-	(19,689)	-	-	-
Others	-	-	(878)	-	-	(180)
Customer deposits	-	-	(336,646)	-	-	(375,869)
ISBAN Brasil S.A.	-	-	(94,744)	-	-	(129,500)
Produban Serviços de Informática S.A.	-	-	(32,065)	-	-	(43,439)
Universia Brasil S.A.	-	-	(1,105)	-	-	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(208,421)	-	-	(198,236)
Aquanima Brasil Ltda.	-	-	(204)	-	-	-
Others	-	-	(107)	-	-	(1,476)
Other Liabilities - Dividends and Bonuses Payable	-	-	(1,486,486)	-	-	(1,704,884)
Grupo Empresarial Santander, S.L. (1)	-	-	(633,805)	-	-	(726,925)
Santander Insurance Holding, S.L.	-	-	(904)	-	-	(1,037)
Sterrebeeck B.V. (1)	-	-	(851,777)	-	-	(976,922)
Other Payables	(2,545)	-	(53,267)	(6,353)	-	(52,586)
Banco Santander Spain	(2,545)	-	-	(6,353)	-	-
Santander Insurance Holding, S.L.	-	-	(53,267)	-	-	(52,358)
ISBAN Brasil S.A.	-	-	-	-	-	(228)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

	June 30,
Thousands of Reais	2011			2010
	Parent (1)	Joint- controlled companies	Other Related- Party (2)	Parent (1)	Joint- controlled companies	Other Related- Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	2,444	21,177	-	612	23,866	1,029
Banco Santander Spain	2,444	-	-	612	-	-
Abbey National Treasury Services Plc	-	-	-	-	-	1,029
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	21,177	-	-	23,019	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	847	-
Interest expense and similar charges - Customer deposits	-	-	(13,929)	-	-	(11,492)
ISBAN Brasil S.A.	-	-	(5,167)	-	-	(3,949)
Produban Serviços de Informática S.A.	-	-	(1,662)	-	-	(1,067)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,916)	-	-	(6,216)
Others	-	-	(184)	-	-	(260)
Interest expense and similar charges - Deposits from credit institutions	(14,665)	(620)	(5,013)	(29,280)	(4,810)	(13,421)
Banco Santander Spain	(14,665)	-	-	(29,280)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(620)	-	-	(2)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(4,808)	-
Abbey National Beta Investments Limited	-	-	-	-	-	(3,598)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(5,013)	-	-	(9,751)
Others	-	-	-	-	-	(72)
Interest expense and similar charges - Marketable debt securities	(1,883)	-	-	(2,591)	-	-
Banco Santander Spain	(1,883)	-	-	(2,591)	-	-
Fee and commission income (expense)	17,502	5,078	9,451	6,910	3,361	1
Banco Santander Spain	17,502	-	-	6,910	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	4,051	-	-	2,918	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(268)	-	-	-
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	551	-	-	-
Aviación Centaurus, A.I.E.	-	-	9,168	-	-	-
Others	-	1,027	-	-	443	1
Gains (losses) on financial assets and liabilities (net)	(48,575)	-	(369,860)	(67,748)	-	(27,555)
Banco Santander Spain	(48,575)	-	-	(67,748)	-	-
Santander Benelux, S.A., N.V.	-	-	(304,048)	-	-	33,183
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	100
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(36,985)	-	-	(65,878)
Abbey National Treasury Services Plc	-	-	(27,502)	-	-	6,752
Others	-	-	(1,325)	-	-	(1,712)
Administrative expenses and amortization	(193)	-	(115,747)	-	-	(105,362)
Banco Santander Spain	(193)	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(26,702)	-	-	(25,432)
Produban Serviços de Informática S.A.	-	-	(50,001)	-	-	(54,325)
ISBAN Chile S.A.	-	-	(2,496)	-	-	(2,236)
Aquanima Brasil Ltda.	-	-	(10,750)	-	-	(10,751)
Ingeniería de Software Bancario, S.L.	-	-	(14,321)	-	-	(8,701)
Produban Servicios Informaticos Generales, S.L.	-	-	(9,727)	-	-	(2,410)
Others	-	-	(1,750)	-	-	(1,507)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	June 30, 2011		December 31, 2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	53,631,300	9,318,873	53,050,746	15,076,839
Options - purchase and sales	348,211,521	(42,796)	351,261,588	(136,695)
Forward and futures contracts	35,948,805	7,358	81,921,145	10,289
Foreign currency risk:
Exchange - purchase and sales (1)	38,749,926	(8,773,677)	36,923,396	(14,522,887)
Options - purchase and sales	11,998,728	18,114	12,351,165	2,193
Forward and futures contracts	42,935,327	(331,411)	26,713,978	(167,694)
	531,475,607	196,461	562,222,018	262,045
Hedging derivatives
Interest rate risk:
Futures contracts (2) (3)	-	-	7,165,189	-
Interest rate swaps (4)	438,138	97,796	549,276	115,528
Foreign currency risk:
Foreign currency swaps (5)	279,303	6,010	-	-
	717,441	103,806	7,714,465	115,528
Total	532,193,048	300,267	569,936,483	377,573

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In June 30, 2011, the volume of credit derivatives with total return rate – credit risk received corresponds to R$479,456 thousand of cost (December 31, 2010, R$495,066 thousand) and R$416,244 thousand of fair value (December 31, 2010, R$444,330 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$4,865 thousand (December 31, 2010, R$8,121 thousand).
(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.
(3) In the first quarter of 2011, due to the business strategy, the structures of hedge cash flow as they had hedged certificates of deposit (CDB) were discontinued. The net effect of the outstanding debt in equity will be repaid by January 2012, the remaining term of the hedging instruments.
(4) The curve value and the fair value of loans and advance to customers classified as hedge item is R$341,875 thousand (December 31, 2010 - R$429,896 thousand) and R$346,805 thousand (December 31, 2010 -R$443,446 thousand), respectively.
(5) On June 30, 2011, the Bank has recorded an operation to "hedge" cash flow - swap the Swiss franc, with a value of R$279,303 thousand and maturing on December 1, 2014, the effect of mark to market recorded in equity is a debt of R$836 thousand, net of taxes and the value curve and market operations classified as an object of "hedge", notes bonds - Swiss franc, is R$280,607 thousand. The effectiveness obtained for this portfolio the "hedging" is established in accordance with the Bank, and none were found ineffective portion to be accounted in earnings over the period.

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	December 31,
Thousands of Reais	June 30, 2011	2010

Investment funds	105,125,915	102,516,308
Assets under management	8,070,095	8,822,049
Total	113,196,010	111,338,357

c) Third-party securities held in custody

At June 30, 2011 and December 31, 2010, the Bank held in custody marketable debt securities and equity instruments totaling R$87,309,108 thousand and R$194,063,773 thousand, respectively entrusted to it by third parties.

d) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of June 30, 2011.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(41,642)	(80,727)	(67,940)
Coupon - Other Currencies	(1,980)	(19,801)	(99,006)
Fixed Interest Rate - Reais	(2,386)	(23,861)	(119,303)
Shares and Indices	22,291	55,727	111,454
Inflation	(9,107)	(91,072)	(455,361)
Other	(768)	(7,684)	(38,421)
Total (1)	(33,593)	(167,418)	(668,576)
(1) Amounts net of taxes.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of June 30, 2011.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	1,415	14,149	70,745
TR and Long-term Interest Rate (TJLP)	(1,615)	(16,150)	(80,749)
Fixed Interest Rate - Reais	(34,889)	(348,887)	(1,744,434)
Inflation	(1,004)	(10,038)	(50,192)
Total (1) (2)	(36,093)	(360,926)	(1,804,630)
(1) Capital market value was calculated with 1.5 year maturity. (2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in Brazilian Securities Commission (CVM) Instruction 475, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and Rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

e) Statements of value added

Thousands of Reais	June 30, 2011		June 30, 2010
Interest and similar income	24,485,171		19,117,310
Net fee and commission income	3,648,226		3,331,515
Impairment losses on financial assets (net)	(4,359,502)		(4,654,045)
Other income and expense	1,245,804		621,936
Interest expense and similar charges	(11,086,574)		(7,418,735)
Third-party input	(3,701,569)		(3,109,695)
Materials, energy and others	(255,656)		(242,725)
Third-party services	(2,011,524)		(1,939,880)
Impairment of assets	(13,963)		33,005
Other	(1,420,426)		(960,095)
Gross added value	10,231,556		7,888,286
Retention Depreciation and amortization	(695,249)		(579,291)
Added value produced	9,536,307		7,308,995
Added value received from transfer Investments in affiliates and subsidiaries	33,449		23,175
Added value to distribute	9,569,756		7,332,170
Added value distribution
Employee	2,809,762	29.3%	2,410,975	32.9%
Compensation	2,064,064		1,763,404
Benefits	471,656		422,628
Government severance indemnity funds for employees - FGTS	156,747		136,509
Other	117,295		88,434
Taxes	2,260,275	23.6%	1,162,956	15.9%
Federal	2,238,599		1,143,753
State	582		351
Municipal	21,094		18,852
Compensation of third-party capital - rental	264,621	2.8%	228,988	3.1%
Remuneration of interest on capital	4,235,098	44.3%	3,529,251	48.1%
Dividends and interest on capital	1,726,160		1,300,000
Profit Reinvestment	2,506,470		2,230,695
Profit (loss) attributable to non-controlling interests	2,468		(1,444)

Total	9,569,756	100.0%	7,332,170	100.0%

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

17. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

			June 30,		December 31,
Thousands of Reais	Note		2011	2010	2010

Shareholders' equity attributed to the parent under Brazilian GAAP			64,684,451	65,324,650	64,850,978
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c		-	(174,818)	-
Classification of financial instruments at fair value through profit or loss	d		(973)	(1,387)	(251)
Redesignation of financial instruments to available-for-sale	a		311,921	543,995	558,032
Impairment on loans and receivables	b		800,674	(60,109)	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e		415,869	208,209	300,000
Reversal of goodwill amortization and others	f		8,318,542	5,082,401	6,736,108
Realization on purchase price adjustments	g		682,210	660,324	639,520
Share based payments	h		25,650	-	20,976
Others			31,339	32,436	29,365
Shareholders' equity attributed to the parent under IFRS			75,269,683	71,615,701	73,355,318
Non-controlling interest under IFRS			10,241	3,468	8,076
Shareholders' equity (including non-controlling interest) under IFRS			75,279,924	71,619,169	73,363,394

		Three-months ended		Six-months ended
		June 30,		June 30,
Thousands of Reais	Note	2011	2010	2011	2010

Net income attributed to the parent under Brazilian GAAP		811,323	1,001,712	1,824,284	2,016,344
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(300)	-	(600)
Classification of financial instruments at fair value through profit or loss	d	(5,238)	(18,599)	(2,444)	(18,943)
Redesignation of financial instruments to available-for-sale	a	19,256	132	8,913	408
Impairment on loans and receivables	b	353,693	(40,073)	580,084	(61,069)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	79,556	(5,622)	115,869	(8,996)
Reversal of goodwill amortization and others	f	753,384	825,549	1,582,434	1,657,629
Realization on purchase price adjustments	g	67,077	(9,469)	41,016	(66,777)
Others		3,696	14,350	1,290	12,699
Net income attributed to the parent under IFRS		2,082,747	1,767,680	4,151,446	3,530,695
Non-controlling interest under IFRS		(4)	(1,515)	2,468	(1,444)
Net income (including non-controlling interest) under IFRS		2,082,743	1,766,165	4,153,914	3,529,251

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BRGAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

				Adjusted
		Participation %		Stockholders'
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity (5)	Net Income (5)
Santander Seguros S.A. (1) (7)	Insurance and Pension Plans	100.00%	100.00%	1,973,467	211,161
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (6)	Asset manager	99.99%	100.00%	157,398	39,635
Banco Bandepe S.A. (6)	Bank	100.00%	100.00%	4,329,947	195,331
Santander Leasing S.A. Arrendamento Mercantil (6)	Leasing	78.57%	99.99%	10,005,226	436,757
Aymoré Crédito, Financiamento e Investimento S.A. (6)	Financial	100.00%	100.00%	1,042,414	99,704
Santander Administradora de Consórcios Ltda. (6)	Buying club	100.00%	100.00%	4,070	12
Santander Brasil Administradora de Consórcio Ltda. (6)	Buying club	100.00%	100.00%	134,034	19,382
Santander Microcrédito Assessoria Financeira S.A. (9)	Microcredit	100.00%	100.00%	13,954	2,224
Santander Advisory Services S.A. (9)	Other Activities	100.00%	100.00%	180,130	20,595
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (6)	Dealer	100.00%	100.00%	94,691	10,587
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6)	Broker	99.99%	100.00%	231,492	31,978
Webmotors S.A. (9)	Other Activities	100.00%	100.00%	58,553	7,666
Santander CHP S.A. (2) (9)	Holding	96.56%	96.56%	48,027	36,104
Santander Getnet Serviços para Meios de Pagamento S.A. (9)	Other Activities	50.00%	50.00%	15,612	2,389
Sancap Investimentos e Participações S.A. (Sancap) (3) (9)	Holding	100.00%	100.00%	511,774	-

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (1) (7)	Insurance	-	100.00%	141,241	17,881

Controlled by Sancap
Santander Capitalização S.A. (4) (7)	Savings and annuities	-	100.00%	551,742	58,112

Controlled by CRV DTVM
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (6)	Broker	-	100.00%	73,704	1,842

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (8)	Insurance	-	99.99%	162,659	20,251

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a)	Company over which effective control is exercised.
(1)	Companies in the disposal process, as mentioned in note 3.
(2)	Merged the Agropecuária Tapirapé S.A. in February 2011.
(3)	Company in constitution stage, due to the partial spin-off of Santander Seguros, as mentioned in note 3.
(4)	Participation transferred to Sancap through the partial spin-off of Santander Seguros, as mentioned in note 3.
(5)	The amounts presented are in accordance with Brazilian accounting practices.
(6)	The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
(7)

The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(8)

The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(9)

The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction with CPC - PME - Small and Medium-sized Entities Accounting, correlated to the International Financial Reporting Standards - The International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SMEs).

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopez Galan
Carlos Alberto Lopez Galan Vice-President Executive Officer